Exhibit 99.1

Employee Questions and Answers

1. What was announced regarding 89bio, Inc. and Roche Holdings, Inc.?

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89bio has entered into an agreement to be acquired by Roche at a price of $14.50 per share in cash at closing of the transaction, plus a non-tradeable contingent value right (CVR) to receive certain contingent payments of up to an aggregate of $6.00 per share in cash upon achievement of specified milestones, for a total transaction equity value of up to $3.5 billion on a fully diluted basis.

•	Under the terms of the transaction, Roche is obligated to initiate a tender offer to acquire all outstanding shares of 89bio for $14.50 per share in cash.

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Completion of the transaction is expected in the fourth quarter of 2025, subject to the tender of at least a majority of the outstanding shares of 89bio’s common stock and receipt of regulatory approvals.

2. What is the rationale for this transaction?

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Our mission at 89bio is to help patients with liver and cardiometabolic diseases develop innovative therapies. By joining with Roche, we will be able to leverage Roche’s established global development, manufacturing, and commercialization capabilities, to accelerate and maximize the potential benefit of pegozafermin for patients in need.

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As one of the world’s largest biopharmaceutical companies, Roche is focused on delivering impactful new medicines for diseases with current high unmet medical need. In recent years, Roche has made a significant commitment to cardiovascular, renal, and metabolic diseases (CVRM). This proposed transaction will enrich Roche’s portfolio, allow it to expand into the rapidly growing metabolic dysfunction-associated steatohepatitis (MASH) indication, and provide the potential for synergistic opportunities with its current portfolio.

3. What happens next?

•	We expect the transaction to close in the fourth quarter of 2025, subject to the tender of at least a majority of the outstanding shares of 89bio’s common stock and receipt of regulatory approvals.

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Closing of the transaction is the final step of the process, at which point 89bio will legally become part of the Roche Group and will no longer operate as a separate public company. Between now and then, we will continue to operate as a separate and independent company and business continues as usual.

•	During the closing process we ask that you:

•	Remain focused on your responsibilities, as your contributions are essential to our ongoing success.

•	Not engage in any activities or communications that imply that the transaction is complete.

•	Not reach out to Roche personnel unless authorized to do so.

4. Will employee roles, compensation, or benefits change as a result of this transaction?

•	Until the transaction closes, business continues as usual. During this pre-closing period, there will be no changes to your role, and we will maintain your current compensation and benefits.

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After the closing of the transaction, pursuant to the terms of the Merger Agreement (as defined below), for at least one year following the closing of the transactions, Roche will maintain for any continuing employees cash compensation and benefits that are in the aggregate substantially comparable to, respectively, those provided by 89bio prior to the closing, with certain exceptions for equity-based compensation, retention or similar bonuses, etc.

•	Roche depends on our expertise to continue executing on the promise of pegozafermin.

•	In the lead up to the close of the transaction, Roche will commence planning for the smooth integration of our people, systems, and the pegozafermin program.

5. What happens to my 2025 cash bonus?

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We expect the transaction will close in the fourth quarter of 2025, subject to the tender of at least a majority of the outstanding shares of 89bio’s common stock and receipt of regulatory approvals. In that case, at the closing, we plan to pay out target cash bonuses for 2025 to employees.

6. What happens if my role is eliminated?

•	Until the transaction closes, business continues as usual, and there will be no changes to your role.

•	After closing, you will be eligible to participate in the U.S. Roche Transitional Benefits Plan, subject to the terms of that plan.

•	We will provide additional details of the plan and other compensation-related information in due course.

7. What happens to my stock options?

•	Immediately before the closing of the transaction, all unvested stock options that are outstanding will accelerate and become fully vested without any action on your part.

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All stock options with an exercise price of less than $14.50 per share will be cancelled and in exchange you will receive a cash payment at or promptly after the closing of the transaction equal to the difference between the purchase price of $14.50 per share and the exercise price per share of such stock option, without interest and subject to applicable tax withholdings, and one CVR.

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All stock options with an exercise price that is greater than or equal to $14.50, but less than $20.50 ($14.50 (the purchase price) + $6.00 (the maximum per share amount that may be received in cash upon achievement of specified milestones under the CVR)) will be cancelled and in exchange you will receive one CVR with the payment terms as specified in the Merger Agreement but no closing cash payment. Accordingly, you may become entitled to payment in the future upon achievement of specified milestones.

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All options with an exercise price of greater than or equal to $20.50 will be cancelled immediately prior to the closing of the transaction and the holder will not receive a CVR or a closing cash payment.

•	We will provide additional information on this process in the coming weeks. We encourage you to consult your tax advisor to address your personal situation.

8. What happens to my restricted stock units (RSUs) and performance stock units (PSUs)?

•	Immediately before the closing of the transaction, all unvested RSUs and PSUs that are outstanding will accelerate and become fully vested without any action on your part.

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Each RSU holder and each PSU holder will receive a cash payment at or promptly after the closing of the transaction of $14.50, without interest and subject to applicable tax withholdings, and one CVR for each RSU and/or PSU.

•	We will provide additional information on this process in the coming weeks. We encourage you to consult your tax advisor to address your personal situation.

9. What is a contingent value right (CVR) and how does it work?

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A contingent value right is a contractual right granted by an acquirer to a company’s stockholders in some merger transactions to provide stockholders additional value if future milestones are achieved. In this case, the CVR represents the right to receive three contingent payments of up to an aggregate of $6.00 per share if certain commercial milestones for pegozafermin are achieved within specified time periods.

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The first milestone payment is $2.00 per CVR, payable upon the first commercial sale of pegozafermin with an approved indication for the treatment of Stage 4 MASH. This milestone will need to be achieved by March 31, 2030 in order for the CVR payment to be made.

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The second milestone payment is $1.50 per CVR, payable upon achievement of worldwide net sales of at least $3.0 billion of pegozafermin in any calendar year. This milestone will need to be achieved by December 31, 2033 in order for the CVR payment to be made.

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The third milestone payment is $2.50 per CVR, payable upon achievement of worldwide net sales of at least $4.0 billion of pegozafermin in any calendar year. This milestone will need to be achieved by December 31, 2035 in order for the CVR payment to be made.

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In the event that any or all milestones are achieved, CVR holders would become entitled to a cash payout of the applicable milestone payment in accordance with the terms of the Contingent Value Rights Agreement to be entered into prior to the closing of the transaction between Roche and a specified rights agent. Payments will be without interest and subject to applicable tax withholdings. It is important to note that the CVR is non-transferable, meaning it cannot be bought or sold in the market. There is no guarantee that any of the milestones will be achieved on or prior to the applicable milestone outside date or that you will receive any payments under the CVR.

10. What happens with my contributions to ESPP?

•	We expect that there will be a final purchase date under ESPP prior to closing. Upon closing of the transaction, we will return any remaining cash in your ESPP account to you.

11. Can I post about the announcement on social media?

•	We ask that you please refrain from making any public statements or comments regarding the announcement.

12. What should I tell external stakeholders if they ask me about this announcement?

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We have informed most our investigators, KOLs, and vendors of this announcement. Should you receive additional questions from any third parties regarding this announcement, please do not respond, and direct questions as follows:

•	Questions from the press/media, investors, or analysts: direct to Ryan Martins or Francis Sarena.

•	Questions from Investigators, KOLs, or vendors: direct to the appropriate C-Suite or SLT leader.

13. Who can I contact if I have additional questions?

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We recognize that questions may come up as we navigate this transition together, and we are committed to keeping you informed throughout the process. Your C-suite leader is there to help answer questions you may have.

•	If you have specific questions about the pending transaction, you can reach out to Francis Sarena.

•	If you have questions about employee-related matters, you can reach out to Amanda Kurihara.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of 89bio, Inc. (“89bio”), nor is it a substitute for the tender offer materials that Roche Holdings, Inc. (“Roche”) and its wholly owned acquisition subsidiary, Bluefin Merger Subsidiary, Inc. (“Merger Sub”), will file with the Securities and Exchange Commission (the “SEC”). The solicitation and the offer to buy shares of 89bio’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Roche and Merger Sub intend to file with the SEC. In addition, 89bio will file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of 89bio on Schedule 14D-9 and related materials with respect to the tender offer and merger, free of charge at the website of the SEC at www.sec.gov or from the information agent named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by 89bio under the “Investors & Media” section of 89bio’s website at www.89bio.com.

STOCKHOLDERS AND INVESTORS ARE STRONGLY ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF 89BIO ON SCHEDULE 14D-9 AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Certain statements in this document may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, statements regarding the ability to complete and the timing of completion of the transactions contemplated by the Agreement and Plan of Merger dated as of September 17, 2025 by and among 89bio, Roche and Merger Sub (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the subsequent merger set forth in the Merger Agreement, and the possibility of any termination of the Merger Agreement. Words such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “anticipate,” “goal,” “opportunity,” “develop,” “plan” or the negative of these terms, and similar expressions, or statements regarding intent, belief, or current expectations, are forward looking statements. While 89bio believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties (including, without limitation, those set forth in 89bio’s filings with the Securities and Exchange Commission (SEC)), many of which are beyond 89bio’s control and subject to change. Actual results could be materially different. Risks and uncertainties include: risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; uncertainties as to how many of 89bio’s stockholders will tender their shares in the offer; the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the possibility that competing offers will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the proposed transaction, the response of business partners and competitors to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; risks related to non-achievement of the CVR milestones and that holders of the CVRs will not receive payments in respect of the CVRs; and other risks and uncertainties identified in 89bio’s Annual Report on Form 10-K for the year ended December 31, 2024 and other subsequent disclosure documents filed with the SEC as well as the tender offer materials to be filed by Roche and Merger Sub and the Solicitation/Recommendation Statement to be filed by 89bio, in each case as amended by any subsequent filings made with the SEC. Neither Roche nor 89bio undertakes any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.